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                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                          Duramed Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   266354 10 9
--------------------------------------------------------------------------------
                                 (Cusip Number)

                          Walt Addison Linscott, Esq.
                      Vice President, Law, Government and
                                 Public Affairs
                          Solvay Pharmaceuticals, Inc.
                                901 Sawyer Road
                            Marietta, Georgia 30062
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 29, 2001
            --------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sections 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
                                                                 SEC 1746(12-91)

                                  SCHEDULE 13D

-------------------------                              -------------------------
CUSIP No. 266354 10 9                                       Page 2 of 16 Pages
-------------------------                              -------------------------
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)

                          SOLVAY PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                     GEORGIA
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
                                       -0-
      NUMBER OF    -------------------------------------------------------------
       SHARES      8     SHARED VOTING POWER
    BENEFICIALLY                    3,000,000
   OWNED BY EACH   -------------------------------------------------------------
      REPORTING    9     SOLE DISPOSITIVE POWER
     PERSON WITH                    3,000,000
                   -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                                       -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    3,000,000
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                           [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      11.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------                              -------------------------
CUSIP No. 266354 10 9                                       Page 3 of 16 Pages
-------------------------                              -------------------------
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)

                              SOLVAY AMERICA, INC.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       AF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
                                       -0-
      NUMBER OF    -------------------------------------------------------------
       SHARES      8     SHARED VOTING POWER
    BENEFICIALLY                    3,000,000
   OWNED BY EACH   -------------------------------------------------------------
      REPORTING    9     SOLE DISPOSITIVE POWER
     PERSON WITH                    3,000,000
                   -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                                       -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    3,000,000
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                           [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      11.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------                              -------------------------
CUSIP No. 266354 10 9                                       Page 4 of 16 Pages
-------------------------                              -------------------------
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)

                                   SOLVAY S.A.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       AF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                     BELGIUM
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
                                       -0-
      NUMBER OF    -------------------------------------------------------------
       SHARES      8     SHARED VOTING POWER
    BENEFICIALLY                    3,000,000
   OWNED BY EACH   -------------------------------------------------------------
      REPORTING    9     SOLE DISPOSITIVE POWER
     PERSON WITH                    3,000,000
                   -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                                       -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    3,000,000
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                           [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      11.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                     HC, CO
--------------------------------------------------------------------------------

CUSIP Number:  266354 10 9                                          Page 5 of 16

         Solvay Pharmaceuticals, Inc., a Georgia corporation ("Solvay
Pharmaceuticals"), Solvay America, Inc., a Delaware corporation ("Solvay
America") and Solvay S.A., a Belgian societe anonyme ("Solvay S.A." and together with Solvay Pharmaceuticals and Solvay America, the "Reporting Persons") hereby amend the Report of Beneficial Ownership on Schedule 13D (the "Original Schedule
13D") filed by the Reporting Persons on October 18, 1999, as amended on October
21, 1999, October 26, 1999, December 7, 1999 and January 5, 2000, with respect to shares of Common Stock, par value $.01 per share (the "Shares"), of Duramed
Pharmaceuticals, Inc., a Delaware corporation ("Duramed") beneficially owned by them. Capitalized terms used but not defined herein shall have the meaning attributed to such terms in the Original Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 is further amended as follows:

         The name, residence or business address, present principal occupation or employment, and the citizenship of each of each director and executive officer of (i) Solvay Pharmaceuticals is set forth in Schedule I hereto and incorporated herein by reference and (ii) Solvay S.A. is set forth in Schedule
II hereto and incorporated herein by reference.

         None of the Reporting Persons, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed in Schedule I or II has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP Number:  266354 10 9                                          Page 6 of 16

         This Item 2 is qualified in its entirety by reference to Schedules I and II which are incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is further amended as follows:

         On June 29, 2001, Barr Laboratories, Inc., a Delaware corporation ("Bar
Labs"), Beta Merger Sub I, a Delaware corporation and a direct wholly owned subsidiary of Barr Labs ("Merger Sub") and Duramed entered into an Agreement and
Plan of Merger (the "Merger Agreement") pursuant to which Merger Sub will merge
(the "Merger") with and into Duramed, as a result of which Duramed will become a wholly owned subsidiary of Barr Labs.

         In connection with the Merger Agreement and at the request of Barr Labs and Duramed, Solvay Pharmaceuticals executed a voting agreement, dated as of
June 29, 2001, with Barr Labs (the "Voting Agreement" and filed as Exhibit G hereto) and a letter agreement, dated as of June 29, 2001 (the "Affiliate
Letter" and attached hereto as Exhibit H). See Item 6 for a description of the principal terms of the Voting Agreement and the Affiliate Letter.

         The foregoing discussion is qualified in its entirety by reference to the Voting Agreement and the Affiliate Letter which are incorporated by reference in their entirety into this Item 4.

CUSIP Number:  266354 10 9                                          Page 7 of 16

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Paragraph (a), (b) and (c) of Item 5 of the Original Schedule 13D is
amended in its entirety as follows:

         (a) The percentage interest held by each Reporting Person presented below is based on the number of Shares that Duramed reported to be issued and outstanding on May 4, 2001 in its Quarterly Report on Form 10-Q for the fiscal year ended March 31, 2001 filed with the SEC on May 9, 2001 (the "Outstanding
Shares").

         Solvay Pharmaceuticals beneficially owns 3,000,000 Shares of Duramed, representing approximately 11.3% of the Outstanding Shares.

         Solvay America and Solvay S.A. may be each deemed to beneficially own
3,000,000 Shares of Duramed, representing approximately 11.3% of the Outstanding
Shares.

         None of the Reporting Persons, and to the knowledge of the Reporting
Persons, none of the persons listed in Schedules I and II hereto beneficially owns any Shares of Duramed other than as set forth herein.

         (b) Pursuant to the Voting Agreement, Solvay Pharmaceuticals has
granted Barr Labs an irrevocable proxy and further agreed to vote the Shares of
Duramed held by the Reporting Persons in favor of the Merger and the transactions contemplated by the Merger Agreement. See Item 6.

         Each Reporting Person has the power to dispose or direct the disposition of the Shares beneficially owned by such Reporting Persons as indicated in pages 2 through 4 above.

         (c) None of the Reporting Persons and, to the knowledge of the
Reporting Persons, none of the persons listed on Schedule I or II hereto, has been party to any transaction in Shares of Duramed during the past sixty days.

CUSIP Number:  266354 10 9                                          Page 8 of 16

         The foregoing discussion is qualified in its entirety by reference to the Voting Agreement and the Affiliate Letter which are incorporated by reference in their entirety into this Item 5.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER

         Item 6 is amended as follows:

         On June 29, 2001, Bar Labs, Merger Sub and Duramed entered into the
Merger Agreement pursuant to which Merger Sub will merge with and into Duramed, as a result of which Duramed will become a wholly owned subsidiary of Barr Labs.

         In connection with the Merger Agreement and at the request of Barr Labs and Duramed, Solvay Pharmaceuticals executed the Voting Agreement agreeing, among other things:

         o        to vote in favor of the Merger and the transactions
                  contemplated by the Merger Agreement and issuing to Barr Labs an irrevocable proxy to vote any Shares of Duramed held by
                  Solvay Pharmaceuticals in favor of the Merger and the
                  transactions contemplated by the Merger Agreement; and

         o        not to (A) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any or all of the Shares of Duramed, or any interest
                  therein, (B) grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting
                  agreement with respect to any Shares of Duramed, (C) enter into any agreement or arrangement providing for any of the

CUSIP Number:  266354 10 9                                          Page 9 of 16

                  actions described in clause (A) or (B) above, or (D) take any action that would reasonably be expected to have the effect of preventing or disabling Solvay Pharmaceuticals from performing it's obligations under the Voting Agreement, unless
                  transferees agree to be bound by the terms of this Agreement.

         At the request of Barr Labs and Duramed, Solvay Pharmaceuticals also executed the Affiliate Letter pursuant to which Solvay Pharmaceuticals agreed, among other things, not to:

         o        sell any shares it receives pursuant to the Merger in
                  violation of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

         o        sell, transfer or otherwise dispose of any Shares of Duramed within 30 days of the effective time of the Merger;

         o        sell, transfer or otherwise dispose of any shares of common stock, par value $0.01 per share, of Barr Labs received by
                  Solvay Pharmaceuticals pursuant to the Merger until after such time as results covering at least 30 days of post-Merger
                  combined operations of Duramed and Barr Labs have been
                  published by Barr Labs, in the form of a quarterly earnings report, an effective registration statement filed with the
                  SEC, a report to the Securities and Exchange Commission on
                  Form 10-K, 10-Q or 8-K, or any other public filing or
                  announcement that includes such combined results of
                  operations, except as would not otherwise reasonably be
                  expected to adversely affect the qualification of the Merger as a pooling of interests.

         The foregoing discussion is qualified in its entirety by reference to the Voting Agreement and the Affiliate Letter which are incorporated by reference in their entirety into this Item 6.

CUSIP Number:  266354 10 9                                         Page 10 of 16

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is amended as follows:

Exhibit No.                  Exhibit Description
-----------                  -------------------

     G                       Company Stockholders Voting Agreement, dated as of
                             June 29, 2001, by and among Barr Labs, Solvay
                             Pharmaceuticals, E. Thomas Arington, and the other
                             individuals set forth in the signature page thereto

     H                       Letter Agreement, dated as of June 29, 2001,
                             between Solvay and Barr Labs

CUSIP Number:  266354 10 9                                         Page 11 of 16

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2001

                                       SOLVAY PHARMACEUTICALS, INC.

                                       By:  /s/ Walt Addison Linscott
                                           ----------------------------
                                           Name:  Walt Addison Linscott
                                           Title: Vice President, Law,
                                                  Government and Public
                                                  Affairs

                                       SOLVAY AMERICA, INC.

                                       By:   /s/ E.J. Buckingham, III
                                            ----------------------------
                                            Name:  E.J. Buckingham, III
                                            Title: Vice President, General
                                                   Counsel and Secretary

                                       SOLVAY S.A.

                                       By:   /s/ Rene H. Degreve
                                            ----------------------------
                                            Name:  Rene H. Degreve
                                            Title: General Manager, Finance
                                                   and Corporate Planning

CUSIP Number:  266354 10 9                                         Page 12 of 16

                                   SCHEDULE I

         The following schedule sets forth the name, business address, principal occupation or employment and citizenship of all directors and executive officers of SOLVAY PHARMACEUTICALS. Unless otherwise specified, each person listed below is a citizen of the United States of America and has his or her principal business address at 901 Sawyer Road, Marietta, Georgia 30062:

Name and                           Present Principal Occupation
Business Address                   or Employment and Citizenship
----------------                   -----------------------------

Jurgen Ernst                       Director and Chairman of the Board. Citizen
rue du Prince Albert, 33           of Germany.
B-1050, Brussels, Belgium

Alois Michielsen                   Director. Citizen of Belgium.
rue du Prince Albert, 33
B-1050, Brussels, Belgium

Harold H. Shlevin, Ph.D.           Director, President and Chief Executive
                                   Officer.

M. Whitson Sadler                  Director.
   3333 Richmond Avenue
   Houston, Texas  77098

E.J. Buckingham, III               Director.
   3333 Richmond Avenue
   Houston, Texas  77098

Philip M. Uhrhan                   Director.
   3333 Richmond Avenue
   Houston, Texas  77098

Roland Gerritsen van der Hoop      Senior Vice President, Research & Development
                                   and Chief Medical Officer. Citizen of
                                   The Netherlands.

Richard A. King                    Senior Vice President, Commercial Operations.

CUSIP Number:  266354 10 9                                         Page 13 of 16

J. Gregory Perkins                 Senior Vice President, Global Regulatory
                                    Affairs.

Gail N. Auerbach                   Vice President, Human Resources.

Michael I. Levitt                  Vice President, Manufacturing Operations.

Walt Addison Linscott, Esq.        Vice President, Law, Government and Public
                                   Affairs.

Robert A. Solheim                  Vice President, Finance and Administration.

CUSIP Number:  266354 10 9                                         Page 14 of 16

                                   SCHEDULE II

         The following schedule sets forth the name, business address, principal occupation or employment and citizenship of all directors and executive officers of SOLVAY S.A. Unless otherwise specified, each person listed below is a citizen of Belgium and has his or her principal business address at rue du Prince
Albert, 33, B-1050, Brussels, Belgium:

                                   Present Principal Occupation
Name and Business Address          Or Employment and Citizenship
-------------------------          -----------------------------

Baron Daniel Janssen               Chairman of the Board.

Alois Michielsen                   Director and Chairman of the Executive
                                   Committee.

Rene H. Degreve                    Director and Member of the Executive
                                   Committee.  General Manager for Finance and
                                   Corporate Planning.

Jurgen Ernst                       Director and Member of the Executive
                                   Committee.  General Manager of Pharmaceutical
                                   Sector.  Citizen of Germany.

Pierre Casimir-Lambert             Director.
   101 Route de la Capite
   CH - 1223 Cologny (Geneva),
   Switzerland

Baron Hubert de Wangen             Director.  Citizen of France.
   Kowasa
   235 Mallorca
   E - 08008 Barcelona, Spain

CUSIP Number:  266354 10 9                                         Page 15 of 16

Viscount Etienne Davignon          Director.
   Societe Generale De Belgique
   30 Rue Royale
   B - 1000 Brussels, Belgium

Hilmar Kopper                      Director.  Citizen of Germany.
   Deutsche Bank AG
   Taunusanlage 12
   D - 60262 Frankfurt, Germany

Baron Jose del Marmol              Director.
   36 rue des Fonds
   B - 6280 Gougnies, Belgium

Jean-Marie Solvay                  Director.
   12 rue du Terrior
   CH - 1180 Tartegnin, Suisse

Chevalier Guy de Selliers          Director.
 de Moranville
   Elgin Crescent 79
   GB - London W11 2JE
   United Kingdom

Edouard de Royere                  Director.  Citizen of France.
   L' Air Liquide
   Quai d'Orsay 75
   F - Paris 75321, France

Kenneth J. Minton                  Director.  Citizen of Britain.
   7 Midway
   St. Albans
   GB - Hertfordshire AL3 4BD
   United Kingdom

Denis Solvay                       Director.
   Abelag Aviation
   Abelag Building 28
   Brussels National Airport
   B - 1930 Zaventem, Belgium

CUSIP Number:  266354 10 9                                         Page 16 of 16

Nicolas Boel                       Director.
   75 avenue des Grands Prix
   B - 1150 Brussels, Belgium

Henri Lefebvre                     Member of the Executive Committee and
                                   General Manager of the Plastics Sector.

Jacques Levy                       Morelle Corporate Secretary and General
                                   Counsel.

Bernard de Laguiche                Member of the Executive Committee.
                                   Citizen of France.

Christian Jourquin                 Member of the Executive Committee and
                                   General Manager of the Chemicals Sector.

Luigi Belli                        Member of the Executive Committee and
                                   General Manager of Technology and Research.
                                   Citizen of Italy.

Jacques van Rijckenvorsel          Member of the Executive Committee and
                                   General Manager of the Processing Sector.

                                INDEX TO EXHIBITS

Exhibit No.       Exhibit

99.1              Company Stockholders Voting Agreement, dated as of June 29,
                  2001, by and among Barr Laboratories, Inc., Solvay
                  Pharmaceuticals, Inc., E. Thomas Arington, and the other
                  individuals set forth in the signature page thereto

99.2              Letter Agreement, dated as of June 29, 2001, between Solvay
                  Pharmaceuticals, Inc. and Barr Laboratories, Inc.